

January 12, 2011

via U.S. mail and facsimile

Mr. Wengshen Chen, Chief Executive Officer
Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
PRC 519060

> **RE: Universal Solar Technology, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed December 30, 2010**
> **File No. 333-150768**

Dear Mr. Chen:

We have reviewed your response dated December 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009

General

1. In your next amendment, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 34

2. We have read your response and revision to comment 9 in our letter dated
    December 2, 2010. Please discuss the significant terms and maturities of your
    related party payables, since you disclose that your CEO and the companies he
    controls intend to provide the financial resources to meet your daily cash needs.
    Also, it appears that the total estimated costs related to the construction of
    NUST's manufacturing facilities and the acquisition of equipment is $18 million.
    If so, please address the costs incurred to date and during the reporting period, the
    expected remaining costs in the next twelve months and beyond, and changes in
    these estimates from the prior reporting period.

Management Report on Internal Control over Financial Reporting, page 38

3. Based on your response to prior comment 13, it is not clear whether you have
    personnel with sufficient experience in U.S. GAAP. You have not identified this
    as a material weakness in your report on internal control over financial reporting.
    Please provide the responses to the following questions from our prior comment
    for each of the people involved in your financial reporting, including your CFO
    and your U.S. Controller:
    -   what role he or she takes in preparing your financial statements and
        evaluating the effectiveness of your internal control;
    -   what relevant education and ongoing training he or she has had relating to
        U.S. GAAP;
    -   the nature of his or her contractual or other relationship to you;
    -   whether he or she holds and maintains any professional designations such
        as Certified Public Accountant (U.S.) or Certified Management
        Accountant; and
    -   about his or her professional experience, including experience in preparing
        and/or auditing financial statements prepared in accordance with U.S.
        GAAP and evaluating effectiveness of internal control over financial
        reporting.

4. Furthermore, you state the conversion of books and records into U.S. GAAP is
    primarily done by your U.S. Controller; however, you also state the firm Michael
    T. Studer CPA PC converts your accounting records for each Chinese subsidiary
    into financial statements in accordance with U.S. GAAP. Please clarify. Also,
    given a total of 50 hours of work performed by MTSPC on the Form 10-K for the
    year ended December 31, 2009, please explain whether this firm is tasked with
    reviewing all of your transactions, accounts and policies and determining the
    appropriate entries for conversion to U.S. GAAP. Also, please tell us whether
    personnel at this firm have ever visited your operations in China.

Schedule I – Condensed Parent Only Financial Statements, page S-1

5. Please explain the nature of the $354,357 credit balance in "Investment in and advances to Subsidiaries" and tell us the components attributable to the equity method investment account and to advances between the parent and the subsidiaries. Explain how this line item became a liability (i.e. credit balance).

*   *   *   *

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief